UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 4)

                             JP Foodservice, Inc.
          - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
                               (Name of Issuer)

                    Common Stock Par Value $.01 Per Share
          - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
                        (Title of Class of Securities)

                                 466232 10 5
                          - - - - - - - - - - - - -
                                (CUSIP Number)

            Janet Langford Kelly, Senior Vice President, Secretary
                             and General Counsel
               Sara Lee Corporation, Three First National Plaza,
                           Chicago, Illinois 60602
                                 312/726-2600
          - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              February 19, 1996
          - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
           (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on
          Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box. ( )

          Check the following box if a fee is being paid with the statement ( ) (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


                                 SCHEDULE 13D

          CUSIP No.      466232 10 5

           1         NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO.
                     OF ABOVE PERSON

                     Sara Lee Corporation 36-208-9049
           2         CHECK THE APPROPRIATE BOX IF A MEMBER
                     OF A GROUP*                        (a)  ( )
                                                        (b)  (X)

           3         SEC USE ONLY

           4         SOURCE OF FUNDS*

                     OO
           5         CHECK BOX IF DISCLOSURE OF LEGAL
                     PROCEEDINGS IS REQUIRED PURSUANT
                     TO ITEMS 2(d) OR 2(e)                   ( )

           6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Maryland

                                    7    SOLE VOTING POWER
                    NUMBER
                                         5,138,210
                      OF
                                    8    SHARED VOTING POWER
                    SHARES
                                         -0-
                 BENEFICIALLY

                   OWNED BY         9    SOLE DISPOSITIVE POWER

                     EACH                5,138,210

                  REPORTING
                                    10   SHARED DISPOSITIVE POWER
                    PERSON
                                         -0-
                     WITH

           11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                     EACH REPORTING PERSON

                     5,138,210

           12        CHECK BOX IF THE AGGREGATE AMOUNT
                     IN ROW (11) EXCLUDES CERTAIN SHARES*    ( )

           13        PERCENT OF CLASS REPRESENTED BY
                     AMOUNT IN ROW (11)

                     32.2%
           14        TYPE OF REPORTING PERSON*

                     CO

                   *  SEE INSTRUCTIONS BEFORE FILLING OUT!
              INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
               ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE,


                        AND THE SIGNATURE ATTESTATION.


          ITEM 1.   SECURITY AND ISSUER

                    Item 1 of Schedule 13D (as defined below) is hereby amended to read in its entirety as follows:

                    This Amendment No. 4 to Schedule 13D relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of JP Foodservice, Inc., a Delaware corporation (the "Issuer"), and is being filed on behalf of Sara Lee Corporation to amend the Schedule 13D, filed on November 30, 1994 and amended by Amendment No. 1 thereto filed on December 16, 1994, Amendment No. 2 thereto filed on September 14, 1995 and Amendment No. 3 thereto filed on November 30, 1995 (such Schedule 13D as so amended being referred to herein as the "Schedule 13D"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

          ITEM 2.   IDENTITY AND BACKGROUND

                    Item 2 of Schedule 13D is not being amended.

          ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER
                    CONSIDERATION

                    Item 3 of Schedule 13D is hereby amended to read in its entirety as follows:

                    The information contained under the headings
          "The Recapitalization" on pages 13 and 14 of the Prospectus dated November 15, 1994, included in the Issuer's Registration Statement on Form S-1 (Registration No. 33-82724) (the "Prospectus") and "Management-- Compensation Committee Interlocks and Insider Participation--Common Stock Issuances in Recapitalization," "Certain Transactions--Acquisition," and "Certain Transactions--Exchange" on pages 47, 49 and 50 of the Prospectus, is hereby incorporated by reference.

                    As more fully described in Item 4 hereto, this
          Amendment No. 4 to Schedule 13D relates to the Issuer's rejection
										of the Proposal (as defined in Item 4) and the termination of
										discussions between Sara Lee Corporation and the Issuer regarding
	         the Proposal.

          ITEM 4.   PURPOSE OF TRANSACTION

                    Item 4 of Schedule 13D is hereby amended to read in its entirety as follows:

                    The events which required the original filing of this Schedule 13D were the registration of the Common Stock under the Securities Exchange Act of 1934, together with the conversion into Common Stock of certain debt of the Issuer held by Sara Lee Corporation (see Item 3 above). The event which required the filing of Amendment No. 1 to Schedule 13D was Sara Lee Corporation's acquisition of 1,083,462 additional shares of Common Stock. The event which required the filing of Amendment No. 2 to Schedule 13D was the contribution of 1,000,000 shares of Common Stock beneficially owned by Sara Lee Corporation to the Sara Lee Foundation, an Illinois nonprofit corporation. The event which required the filing of Amendment No. 3 to Schedule 13D was Sara Lee Corporation's proposal (the "Proposal") to the Board of Directors of the Issuer on November 30, 1995 to combine the businesses of the Issuer and PYA/Monarch, Inc., an indirect, wholly-owned subsidiary of Sara Lee Corporation ("PYA/Monarch"), in a transaction pursuant to which Sara Lee Corporation would receive 52,393,108 newly-issued shares of Common Stock of the Issuer.

                    On February 19, 1996, the Board of Directors of the Issuer rejected the Proposal and Sara Lee Corporation terminated discussions with the Issuer regarding the Proposal. Sara Lee Corporation's press release announcing the termination of discussions is attached hereto as Exhibit 8.

                    Sara Lee Corporation will continue to monitor and evaluate its investment in the Issuer in light of pertinent factors, including the following: (i) the Issuer's business, operations, assets, financial condition and prospects; (ii) market, general economic and other conditions; and (iii) other investment opportunities available to Sara Lee Corporation. In light of the foregoing factors, other circumstances arising from time to time and the ongoing plans and requirements of Sara Lee Corporation, Sara Lee Corporation may determine to (i) acquire additional securities of the Issuer, (ii) increase or decrease its participation in the determination of the Issuer's management and policies or replace one or more of its representatives on the Board of Directors of the Issuer with other Sara Lee Corporation representatives or increase the number of its representatives, (iii) dispose of any or all of the securities of the Issuer that Sara Lee Corporation beneficially owns or (iv) propose a merger, consolidation, joint venture or other business combination involving the Issuer or its subsidiaries or divisions or a sale or purchase of assets or securities of the Issuer or its subsidiaries or divisions or other similar actions.

                    Except as described above, Sara Lee Corporation does not have either plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
          (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure;
          (vii) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

                    Item 5 of Schedule 13D is hereby amended to read in its entirety as follows:

                         (a)  According to the Issuer's Form 10-Q
          for the quarter ended December 30, 1995, as of February 9, 1996, there were 15,948,980 shares of Common Stock outstanding. As of the date hereof, Sara Lee Corporation beneficially owns 5,138,210 (or 32.2%) of such shares.

                         (b)  Sara Lee Corporation has the sole
          power to direct the vote of, and the sole power to direct the disposition of, the 5,138,210 shares of Common Stock beneficially owned by it. The Common Stock beneficially owned by Sara Lee Corporation is held of record by PYA/Monarch, Inc., a Delaware corporation and a wholly-owned subsidiary of PYA Holding, Inc., a Delaware corporation and a wholly-owned subsidiary of Sara Lee Corporation.

                         (c)  Neither Sara Lee Corporation, nor to
          the best of its knowledge, any director or executive officer of Sara Lee Corporation, has engaged in any transaction in the Common Stock of the Issuer during the past 60 days.

                         (d)  No other person is known to have the
          right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Sara Lee Corporation.

                         (e)  Not applicable.

          ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR
                    RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF
                    THE ISSUER

                    Item 6 of Schedule 13D is not being amended.

          ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

                    Item 7 of Schedule 13D is hereby amended to read in its entirety as follows:

                    Exhibit 1    Pages 13-15, 41, 47, 49-50 and 55
                                 of the Prospectus(1)

                    Exhibit 2 Board Membership Agreement, dated as of November 15, 1994, between Sara Lee Corporation and the
                                 Issuer1

                    Exhibit 3 Conversion Agreement, dated as of November 15, 1994, among Sara Lee Corporation, the Issuer and the other stockholders of the Issuer prior to the initial public offering1

                    Exhibit 4 Lock-Up Agreement, dated November 18, 1994, among Sara Lee
                                 Corporation and the
                                 Representatives and Lead Managers
                                 named therein1

                    Exhibit 5    Registration Rights Agreement,
                                 dated as of November 22, 1994,
                                 among the Issuer, Sara Lee
                                 Corporation and the other
                                 stockholders named therein1

                    Exhibit 6 Proposal, dated November 30, 1995, from Sara Lee Corporation to
                                 Issuer1

                    Exhibit 7    Press Release, dated November 30,
                                 19951

                    Exhibit 8    Press Release, dated February 20,
                                 1996

          1    Previously filed.


                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date:  February 20, 1996

          /s/ Janet Langford Kelly
          Signature

          Janet Langford Kelly, Senior Vice President,
          Secretary and General Counsel


                                  APPENDIX I

                    APPENDIX I is not being amended.



                                Exhibit Index

          Exhibit No.       Exhibit

              8             Press Release, dated
                            February 20, 1996


          Exhibit 8

          CONTACT
										Jeffrey Smith
          312-558-8727

          SARA LEE CORPORATION TERMINATES DISCUSSIONS
          WITH JP FOODSERVICE, INC. REGARDING
          COMBINING JP FOODSERVICE WITH PYA/MONARCH

          CHICAGO (February 20, 1996) -- Sara Lee Corporation today announced that it has terminated discussions with JP Foodservice, Inc. regarding the proposed combination of JP Foodservice and Sara Lee's foodservice distribution business, PYA/Monarch.

              Sara Lee and JP Foodservice announced on November
          30, 1995 that they were commencing discussions regarding a proposal to combine JP Foodservice and PYA/Monarch.
          The proposal contemplated a transaction pursuant to which Sara Lee would receive 52,393,108 newly issued shares of JP Foodservice common stock in exchange for merging PYA/Monarch with JP Foodservice.

              C. Steven McMillan, executive vice president of Sara Lee Corporation, stated, "Sara Lee Corporation has terminated discussions with JP Foodservice because the Special Committee of JP Foodservice and Sara Lee could not reach agreement on the terms of the proposed transaction. We are disappointed that this transaction could not be completed."

              Sara Lee Corporation, a global food and consumer products company with $17.7 billion in annual sales, markets a variety of products under leading brand names including Hanes, Hanes Her Way, L'eggs, Bali, Champion, Playtex, Dim, Coach, Kiwi, Hillshire Farm, Ball Park, Jimmy Dean, Douwe Egberts and Sara Lee.

                                #     #     #